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                                                                      EXHIBIT 16

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


ANDREA BROWN,                        )   Civil Action No.: 166041
                                     )
        Plaintiff,                   )
                                     )
   v.                                )
                                     )
QUICKTURN DESIGN SYSTEMS, INC.,      )
GLEN M. ANTLE, KEITH R. LOBO,        )
RICHARD C. ALBERDING, MICHAEL R.     )
D'AMOUR, YEN-SON (PAUL) HUANG;       )
DAVID K. LAM and CHARLES D.          )
KISSNER,                             )

Defendants.
-----------------------------------


                             CLASS ACTION COMPLAINT
                             ----------------------
     Plaintiff, by her attorneys, alleges upon personal knowledge as to her own acts and upon information and belief as to all other matters, as follows:

                                NATURE OF ACTION
                                ----------------

     1. Plaintiff brings this action on behalf of the public stockholders of Quickturn Design Systems, Inc. ("Quickturn" or the "Company") who have been, and continue to be, deprived of the opportunity to realize fully the value of their investment in Quickturn. The individual defendants, by their refusal diligently to pursue the proposal of Mentor Graphics Corporation ("Mentor") to acquire Quickturn, and their adoption and inequitable use of a shareholder rights plan (the "Poison Pill"), have evidenced their unwillingness to discharge their fiduciary duty to explore all alternatives to maximize shareholder value. Mentor's $209.5 million pending offer for the Company, equal to $12.125 per Quickturn share, represents a premium of over 50% on Quickturn's prior market price of $8 per share. The individual defendants are using their fiduciary positions of control over Quickturn to thwart Mentor and others in their legitimate attempts to acquire the Company and are entrenching themselves in their offices with Quickturn.
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                                    PARTIES
                                    -------
     2. Plaintiff is and, at all relevant times, has been the owner of common stock of Quickturn.

     3. Quickturn is a corporation duly organized and existing under the laws of the State of Delaware. Quickturn makes instruments for measuring and testing electrical signals. Quickturn maintains its principal executive offices at 440 Clyde Avenue, Mountainview, California. As of April 30, 1998, Quickturn had approximately 17,809,342 shares of common stock outstanding.

      4. The individual defendants are the members of Quickturn's Board of Directors. In addition, the following individual defendants held the following positions at Quickturn:


      Glen M. Antle..................   Chairman of the Board of the Company
      Keith R. Lobo..................   President and Chief Executive Officer of
                                        the Company


     5. The individual defendants, by reason of their corporate directorship and/or executive positions, stand in a fiduciary position relative to the Company's shareholders, which fiduciary relationship, requires the defendants to act in the best interests of the Company's stockholders with uncompromising loyalty and due care.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

     6. Plaintiff brings this action on her own behalf and as a class action, pursuant to Rule 23 of the Rules of the Chancery Court Rules, on behalf of all stockholders of the Company (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants), who are or will be threatened with injury arising from defendants' actions as described more fully below (the "Class").

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     7.   This action is properly maintainable as a class action because:

          (a) The Class is so numerous that joinder of all members is impracticable. The Company has hundreds, if not thousands, of record and beneficial stockholders who are scattered throughout the United States.

          (b) There are questions of law and fact common to the Class including,

inter, alia, whether:
-----  ----
              (i) Defendants have breached their fiduciary duties owed by them to plaintiff and other members of the Class by, inter alia, failing to act with
                                                ----- ----
the utmost good faith to maximize shareholder value;

              (ii) Defendants, through use of a Poison Pill, (described below) have engaged in a plan and scheme to thwart and reject bona fide offers and
                                                       ---- ----
proposals from third parties; and

              (iii) Plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy.

          (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class.

          (d) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standard of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

          (e) The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a while is appropriate.

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                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     8. On or about August 12, 1998, Mentor commenced a tender offer to acquire Quickturn for $12.125 in cash for each share of Quickturn. The offer is not conditioned on financing. On August 24, 1998, Quickturn announced that it was rejecting that bid.

     9. In a Schedule 14A filed by Mentor with the Securities and Exchange Commission in connection with the proposal, Mentor disclosed that it had had discussions with Quickturn about a business combination as early as August, 1995. By January, 1996, Quickturn had implemented a "shareholder rights plan," or "poison pill," in order to hinder any takeover proposal not supported by Quickturn's Board.

     10. Instead of utilizing the Poison Pill as required by defendants' fiduciary duties, i.e., to allow Quickturn's directors to explore proposals without undue pressure, Quickturn has refused to properly explore the Mentor proposal or even to give general assurances that the poison pill would be deployed for the purpose of maximizing shareholder value.

     11. On or about August 12, 1998, Mentor commenced suit against Quickturn in this Court seeking to enjoin deployment of the Rights plan to impede its offer and to prohibit Quickturn and its Board from adopting any other defensive measure that would have the effect of impeding or interfering with the offer.
On August 12, 1998, Mentor commenced suit in the United States District Court for the District of Delaware seeking related relief under the federal securities laws.

     12. Any improper use of the Poison Pill has the force and effect of entrenching the Individual Defendants in their corporate offices against any real or perceived threat to their control, and dramatically impairs the rights of Class members to exercise freedom of choice in a proxy contest or to avail themselves of a bona fide offer to purchase their shares by an acquiror, such as
                ---- ----
Mentor, unfavored by incumbent management. This fundamental shift of control of the Company's destiny from the hands of its stockholders to the hands of the Individual Defendants results in a heightened fiduciary duty on the part of the individual defendants to consider, in good faith, a third party bid, such as Mentor's, and further requires the Individual Defendants to pursue a third party's

                                      -4-
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interest in acquiring the Company and to negotiate in good faith with a bidder on behalf of the Company's shareholders.

     13. The purpose, intent and effect of the Poison Pill, in the face of a pending offer for the Company, is to thwart, deter, impede, and delay the acquisition of Quickturn by Mentor or any other suitor unfavored by management -- no matter how attractive the offer.

     14. Defendants' rejection of Mentor's offer ensures their continued positions with the Company and deprives plaintiff and the Company's other public shareholders of the opportunity to maximize the value of their Quickturn stock through the premium that Mentor is prepared to pay, or of the enhanced premium that further negotiation or exposure of Quickturn to the market and other potential bidders could provide.

     15. Defendants owe fundamental fiduciary obligations to Quickturn's stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of the Company's public stockholders will be protected, to consider seriously all bona fide offers for the Company,
                                             ---- ----
to sell the Company if it would be in the best interests of the stockholders to do so, and, if so, to take steps to ensure that the highest possible price is achieved.

     16. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize full and fair value for their stock at a premium over the market price while unlawfully entrenching themselves in their positions of control, and to compel defendants to carry out their fiduciary duties to maximize shareholder value.

     17. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.

     18.  Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

     A. Declaring this to be a proper class action and certifying plaintiff as a class representative;

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     B.   Ordering the Individual Defendants to fulfill their fiduciary duties to plaintiff and the other members of the Class by;

          (i) carefully and impartially investigating any expression of interest by any entity or person, including but not limited to Mentor, having a bona fide interest in proposing any transactions that would maximize
  ---- ----
shareholder value, including, but not limited to, a merger or acquisition of Quickturn;

          (ii) immediately undertaking an appropriate evaluation of Quickturn's worth as a merger/acquisition candidate;

          (iii) taking all appropriate steps to enhance Quickturn's value and attractiveness as a merger/acquisition candidate; and

          (iv) taking all appropriate steps to effectively expose Quickturn to the marketplace in an effort to create an active auction of the Company, or otherwise ensuring that
Quickturn's public stockholders receive the maximum value for  their shares;

      C. Ordering the Individual Defendants to deploy Quickturn's Poison Pill in a manner which will maximize shareholder value;

      D. Ordering the Individual Defendants, jointly and severally, to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein;

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     E.   Awarding plaintiff the costs and disbursements of this action, including  a reasonable  allowance for plaintiff's attorneys' and experts' fees;
and

     F.   Granting such other and further relief as may be just and proper.


                              ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.



                              By: [Illegible]
                                 ---------------------------------------
                              Suite 1401, Mellon Bank Center
                              P.O. Box 1070
                              Wilmington, Delaware 19899
                              Telephone:  (302) 656-4433
                              Attorneys for Plaintiff

OF COUNSEL:

ABBEY, GARDY & SQUITIERI, LLP
212 East 39th Street
New York, New York 10016
Telephone:  (212) 889-3700

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